September 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comment contained in the letter dated September 2, 2015 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed on March 2, 2015.

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comment from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014
3. Restructuring, page 79

1.
We have read your response to comment 7 in our letter dated August 7, 2015. The costs related to the sales of Ka-te and Video Injection are costs that should be reflected in operating income. Refer to ASC 420-10-45-3 and ASC 420-10-99-1 and reclassify these costs.

Response: The Company advises the Staff that charges included as part of footnote 3, Restructuring, in both the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarter ended March 31, 2015, were presented in the aggregate to provide the reader with an understanding of the financial impact related to the 2014 Restructuring Plan; however, only a small percentage of those charges were related to restructuring costs as defined by ASC 420.

In the Form 10-K, the Company appropriately accounted for specific restructuring charges in accordance with ASC 420-10-15-3 and provided the following disclosure on page 79:

“Restructuring costs of $0.7 million are reported on a separate line in the Consolidated Statements of Operations in accordance with FASB ASC 420, Exit or Disposal Cost Obligations, and relate to severance and other termination benefit costs.”

The Company notes that the losses on sales of Ka-te Insituform AG and Video Injection - Insituform SAS did not meet the definition of restructuring costs as defined by ASC 420; and therefore, were treated similarly to previous disposal transactions. ASC 360-10-50-3(d) does not require gains or losses resulting from the sale of a business (that does not qualify as a discontinued operation) to be presented within operating income on the consolidated statement of operations; and, as a result, mixed practice has developed among registrants. The Company has followed the practice of recording these transactions as other income (expense) on the consolidated statement of operations, as the sale of a business is not considered part of normal business operations.

Securities and Exchange Commission
Mr. Terence O’Brien
September 16, 2015

With respect to this issue, the Company references its Form 10-K for the fiscal year ended December 31, 2013, filed February 28, 2014, where both the gain on the sale of Insituform Rohrsanierungstechniken GmbH, the Company’s cured-in-place pipe joint venture in Germany, Slovakia and Hungary, and the loss on the sale of Bayou Coating, L.L.C., one of the Company’s pipe coating joint ventures in Louisiana, were recorded in other income (expense) on the consolidated statement of operations. The Company believes its presentation of the loss on the sale of Ka-te Insituform AG and loss on the sale of Video Injection - Insituform SAS are similarly classified and in accordance with S-X 5-03(7) and (9).

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Executive Vice President and Chief Financial Officer